August 29, 2018

Division of Corporation Finance,

Office of Manufacturing and Construction,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Mr. Frank Pigott, Staff Attorney

Re:	NIPPON STEEL & SUMITOMO METAL CORP
Draft Registration Statement on Form F-4
Submitted July 9, 2018
CIK No. 1140471

Dear Mr. Pigott:

On behalf of our client, Nippon Steel & Sumitomo Metal Corporation (the “Company”), we set forth below the Company’s responses to the letter, dated August 3, 2018, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-4 confidentially submitted by the Company on July 9, 2018 (“Draft No. 1”). In order to facilitate your review of our responses, we have restated each of the Commission’s comments below in italics with the Company’s response to each comment following immediately thereafter.

This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). For the convenience of the Staff, we are also sending, by hand, five (5) copies of each of this letter and Draft No. 2 in paper format marked to show changes from Draft No. 1 as originally confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 2. In addition to revising Draft No. 1 to address the comments raised by the Staff in your letter, the Company revised Draft No. 2 to update other disclosures, including as a result of the addition of the unaudited Japanese GAAP summary financial information of the Company as of and for the three months ended June 30, 2018.

Division of Corporation Finance

Draft Registration Statement on Form F-4 Submitted July 9, 2018

Prospectus Cover Page, page i

1.

Please revise to state that Nippon Steel & Sumitomo Metal Corporation currently holds 51% of the outstanding stock of Nisshin Steel. Please also discuss how Nippon Steel & Sumitomo Metal Corporation’s ownership of 51% of the outstanding stock of Nisshin Steel impacts the shareholder approval process. In this regard, we note that Nippon Steel & Sumitomo Metal Corporation appears to hold the shareholder votes necessary to approve the transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to state that it currently holds 51% of the outstanding shares of common stock of Nisshin Steel and that it intends to vote in favor of the Share Exchange at Nisshin Steel’s extraordinary general meeting of shareholders, where a two-thirds majority of the shareholders represented must approve the Share Exchange in order for the transaction to occur. In addition, the Company has revised the disclosure on page iv regarding the conversion of Nisshin Steel into a subsidiary of NSSMC to clarify that it resulted in NSSMC holding 51% of the outstanding shares of common stock of Nisshin Steel.

Background to the Share Exchange, page 28

2.

We note your disclosure on page 29, “Subsequently, our management team and the management team of Nisshin Steel had extensive discussions to negotiate matters concerning the Share Exchange, including the share exchange ratio, the structure of the Share Exchange, the schedule of the Share Exchange, as well as Nisshin Steel’s post-transaction business strategy.” Please expand your disclosure to discuss the material negotiations that took place regarding the share exchange ratio and the structure of the Share Exchange.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 29 to discuss the material negotiations that took place regarding the share exchange ratio and the structure of the Share Exchange.

The Share Exchange

Valuation report of Nisshin Steel’s Financial Advisor, page 32

3.

We note the limitation on reliance “. . . it is not intended that any shareholders of [Nisshin Steel] . . . rely on this Document in any way,” appearing in the Valuation Report and the descriptions thereof in the prospectus. Please revise to remove any implication that the shareholders are not entitled to rely on the Valuation Report or advise us of the basis for including the language.

Response:

The Company acknowledges the Staff’s comment regarding the language on page 32 of the Draft Registration Statement as well as pages B-4 and B-14 of Appendix B thereto relating to the intended purpose of the Valuation Report of Nisshin Steel’s financial advisor, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. The Company respectfully advises the Staff that this language was included in order to notify the shareholders of Nisshin Steel of the fact that the Valuation Report was prepared for the sole use of the board of directors of Nisshin Steel and thus it was not intended for the shareholders of Nisshin Steel. The Company believes that the relevant statements in the Draft Registration Statement and Appendix B thereto do not imply that the shareholders of Nisshin Steel are not entitled to rely on the Valuation Report; instead, such statements clarify that the Valuation Report was not prepared for the purpose of providing the shareholders of Nisshin Steel with any assistance or recommendation regarding the Share Exchange. Accordingly, no changes have been made to Draft No. 2 in relation to this comment.

Division of Corporation Finance

Our Business

Legal Proceedings, page 52

4.

Please expand the disclosure for your litigation and legal proceedings to include an assessment of materiality to your liquidity in addition to your results of operations and financial condition. To the extent that your litigation and legal proceedings are expected to have a material impact to your liquidity, individually or in the aggregate, and the possibility of any outflow in settlement is other than remote, please provide the disclosures required by IAS 37.86 in your audited footnotes. As part of your response, please confirm to us that you have concluded that any material outflow in settlement for your environmental liabilities is remote.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is currently not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its liquidity. The Company has revised the disclosure on page 52 in accordance with the Staff’s comment.

Experts, page 99

5.	Please remove the reference to a schedule, as it appears no schedule has been provided per page II-2 and is not referenced in KPMG AZSA LLC’s report on page F-2.

Response:

In response to the Staff’s comment, the Company has removed the reference to a schedule from the first paragraph under the section titled “Experts” on page 99.

Index to Financial Statements

17. Bonds, Borrowings and Lease Liabilities, page F-36

6.

Please provide a description of the material terms of your long-term borrowings. To the extent that you have entered into arrangements that provide you with liquidity such as a line of credit with material borrowing availability, please disclose the material terms of those arrangements. Please refer to Note 31(4)(c) on page F-60.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-60 of its audited financial statements included in Draft No. 2 to provide a description of the material terms of its long-term borrowings.

*  *  *

Division of Corporation Finance

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. If you have any questions about this response letter or Draft No. 2, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Tracy Houser
Jay Ingram
Terence O’Brien
(Securities and Exchange Commission)

Kosei Shindo
(Nippon Steel & Sumitomo Metal Corporation)

Nicholas C. Cavallo
(Sullivan & Cromwell LLP)